Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2023 Financial Results

HANGZHOU, China, November 23, 2023 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the third quarter ended September 30, 2023.

FINANCIAL HIGHLIGHTS(1)

For the Third Quarter Ended September 30, 2023:(2)

●	Revenue was RMB2,226.7 million (US$305.2 million), compared to RMB2,029.1 million in the third quarter of 2022. The increase was primarily due to increased revenue of BEST Freight and BEST Global.

●	Gross profit was RMB51.8 million (US$7.1 million), compared to a gross loss of RMB39.0 million in the third quarter of 2022. The increase was primarily due to further improvements in operating efficiency for both Freight and Supply Chain Management. Gross profit margin was 2.3%, compared to a gross loss margin of 1.9% in the third quarter of 2022.

●	Net Loss from continuing operations was RMB193.0 million (US$26.5 million), compared to RMB378.9 million in the third quarter of 2022. Non-GAAP net loss from continuing operations(3)(4) was RMB180.9 million (US$24.8 million), compared to RMB363.0 million in the third quarter of 2022.

●	Diluted loss per ADS(5) from continuing operations was RMB9.46 (US$1.30), compared to a loss of RMB17.60 in the third quarter of 2022. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was RMB8.81 (US$1.21), compared to a loss of RMB16.79 in the third quarter of 2022.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year over year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

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●	EBITDA(6) from continuing operations was negative RMB151.2 million (US$20.7 million), compared to negative RMB335.9 million in the third quarter of 2022. Adjusted EBITDA(6) from continuing operations was negative RMB139.1 million (US$19.1 million), compared to negative RMB320.0 million in the third quarter of 2022.

BEST Freight – BEST Freight recorded a revenue growth of 10.0% in the third quarter of 2023, year over year. Freight’s gross margin was 3.2%, representing a 6.2% percentage points improvement from the same period of 2022 as we continued to reduce operating expenses and improve efficiency.

BEST Supply Chain Management – Driven by its best-in-class service quality and digital capabilities, BEST Supply Chain Management recorded a gross margin of 9.1% compared to 7.2% in the same period of 2022.

BEST Global – In the third quarter, BEST Global continued its robust post-COVID recovery. BEST Global’s revenue increased by 30.2% and its parcel volumes increased by 44.9%, both year over year, with parcel volumes in Vietnam and Malaysia, increased by 64.9% and 122.0%, respectively. Total volume of the cross-border business in the third quarter increased by approximately 41.2% quarter-over-quarter.

Others – The Company continued to wind down its Capital business line and expects to complete the wind-down by the end of 2023.

(6) EBITDA represents net income/loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

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Key Operational Metrics

	Three Months Ended			% Change YOY
	September 30, 2021	September 30, 2022	September 30, 2023	2022 vs 2021	2023 vs 2022
Freight Volume (Tonne in ‘000)	2,427	2,527	2,557	4.1%	1.2%
Supply Chain Management volume (Tonne in ‘000)	260	480	680	84.6%	41.7%
Global Parcel Volume in SEA (in ‘000)	37,082	27,044	39,194	(27.1)%	44.9%

FINANCIAL RESULTS(7)

For the Third Quarter Ended September 30, 2023:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2022		September 30, 2023
(In ‘000, except for )%	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	1,325,833	65.3%	1,457,988	199,834	65.5%	10.0%
Supply Chain Management	461,527	22.7%	465,790	63,842	20.9%	0.9%
Global	211,347	10.4%	275,198	37,719	12.4%	30.2%
Others(8)	30,417	1.6%	27,680	3,794	1.2%	(9.0)%
Total Revenue	2,029,124	100.0%	2,226,656	305,189	100.0%	9.7%

●	Freight Service Revenue was RMB1,458.0 million (US$199.8 million) for the third quarter of 2023, compared to RMB1,325.8 million in the same period last year. Freight service revenue increased by 10.0% year over year, primarily resulting from increases in average selling price per tonne.

●	Supply Chain Management Service Revenue increased by 0.9% year over year to RMB465.8 million (US$63.8 million) for the third quarter of 2023, up from RMB461.5 million in the same period of last year.

●	Global Service Revenue increased by 30.2% year over year to RMB275.2 million (US$37.7 million) for the third quarter of 2023 from RMB211.3 million in the same period last year primarily due to rapid volume growth in Vietnam, Malaysia and cross-border business.

(7) All numbers represented the financial results from continuing operations, unless otherwise stated.

(8) “Others” Segment primarily represents Capital business unit.

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Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	September 30, 2022		September 30, 2023			% of Revenue
(In ‘000, except for )%	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Freight	(1,365,074)	103.0%	(1,410,625)	(193,342)	96.8%	(6.2)ppt
Supply Chain Management	(428,190)	92.8%	(423,320)	(58,021)	90.9%	(1.9)ppt
Global	(255,341)	120.8%	(324,408)	(44,464)	117.9%	(2.9)ppt
Others	(19,469)	64.0%	(16,540)	(2,267)	59.8%	(4.2)ppt
Total Cost of Revenue	(2,068,074)	101.9%	(2,174,893)	(298,094)	97.7%	(4.2)ppt

●	Cost of Revenue for Freight was RMB1,410.6 million (US$193.3 million), or 96.8% of revenue in the third quarter of 2023. The 6.2 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was mainly due to higher price and reduced unit cost.

●	Cost of Revenue for Supply Chain Management was RMB423.3 million (US$58.0 million), or 90.9% of revenue in the third quarter of 2023. The 1.9 percentage points year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to improved operating efficiency and optimized customer mix.

●	Cost of Revenue for Global was RMB324.4 million (US$44.5 million), or 117.9% of revenue in the third quarter of 2023. The 2.9% year-over-year decrease in cost of revenue as a percentage of revenue was primarily due to higher gross margin in cross-border business and Vietnam.

Gross Profit was RMB51.8 million (US$7.1 million), compared to a gross loss of RMB39.0 million in the third quarter of 2022; Gross Margin was positive 2.3%, compared to negative 1.9% in the third quarter of 2022.

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Operating Expenses

Selling, General and Administrative (“SG&A”) Expenses were RMB236.3 million (US$32.4 million), or 10.6% of revenue, in the third quarter of 2023, compared to RMB275.2 million, or 13.6% of revenue, in the same period of 2022. SG&A expenses in the third quarter decreased by 14.1% year over year due to reduced headcount and bad debt expense.

Research and Development Expenses were RMB27.8 million (US$3.8 million) or 1.3% of revenue in the third quarter of 2023, compared to RMB39.6 million or 2.0% of revenue in the third quarter of 2022, primarily due to reduced headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB12.2 million (US$1.7 million) in the third quarter of 2023, compared to RMB15.9 million in the same period of 2022. Of the total SBC expenses, RMB0.05 million (US$0.01 million) was allocated to cost of revenue, RMB0.5 million (US$0.1 million) was allocated to selling expenses, RMB10.7 million (US$1.5 million) was allocated to general and administrative expenses, and RMB0.8 million (US$0.1 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the third quarter of 2023 was RMB193.0 million (US$26.5 million), compared to RMB378.9 million in the same period of 2022. Excluding SBC expenses, non-GAAP net loss from continuing operations in the third quarter of 2023 was RMB180.9 million (US$24.8 million), compared to RMB363.0 million in the third quarter of 2022.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the third quarter of 2023 was RMB9.46 (US$1.30), compared to a loss of RMB17.60 in the same period of 2022. Excluding SBC expenses non-GAAP diluted loss per ADS from continuing operations in the third quarter of 2023 was RMB8.81 (US$1.21), compared to a loss of RMB16.79 in the third quarter of 2022. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the third quarter of 2023 was negative RMB139.1 million (US$19.1 million), compared to negative RMB320.0 million in the same period of 2022. Adjusted EBITDA margin from continuing operations in the third quarter of 2023 was negative 6.2%, compared to negative 15.8% in the same period of 2022.

5

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2023, cash and cash equivalents, restricted cash and short-term investments were RMB2,360.9 million (US$323.6 million), compared to RMB3,332.0 million as of September 30, 2022. In the third quarter, the Company repurchased approximately US$75 million (RMB 542 million) aggregate principal amount of its existing Convertible Senior Notes due 2024.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in the third quarter of 2023 was RMB234.4 million (US$32.13 million), compared to RMB250.4 million of net cash used in continuing operating activities in the same period of 2022. The decrease in net cash used in operating activities was mainly due to the decreased net loss in the third quarter of 2023.

SHARES OUTSTANDING

As of November 09, 2023, the Company had approximately 397.6 million ordinary shares outstanding (9). Each American Depositary Share represents twenty (20) Class A ordinary shares.

As previously announced, effective from April 4, 2023, the Company changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to five (5) Class A ordinary share, to a new ADS ratio of one (1) ADS to twenty (20) Class A ordinary shares.

As previously announced, the Company’s board of directors authorized a share repurchase program, under which the Company could repurchase up to US$20 million worth of its outstanding American Depositary Shares over a 12-month period. The Company’s board of directors has terminated the share repurchase program, effective as of September 25, 2023. Prior to the program’s termination, the Company repurchased a total of 1,265,685 ADSs for a total amount paid of US$3,311,134.95 (excluding commissions) under the program.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

(9) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

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For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

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Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	1,325,833	1,457,988	199,834	3,627,082	3,902,486	534,880
Supply Chain Management	461,527	465,790	63,842	1,321,473	1,387,250	190,138
Global	211,347	275,198	37,719	721,227	711,607	97,534
Others	30,417	27,680	3,794	92,895	78,250	10,725
Total Revenue	2,029,124	2,226,656	305,189	5,762,677	6,079,593	833,277
Cost of Revenue
Freight	(1,365,074)	(1,410,625)	(193,342)	(3,837,911)	(3,784,616)	(518,725)
Supply Chain Management	(428,190)	(423,320)	(58,021)	(1,233,307)	(1,256,540)	(172,223)
Global	(255,341)	(324,408)	(44,464)	(817,573)	(861,338)	(118,056)
Others	(19,469)	(16,540)	(2,267)	(78,967)	(44,989)	(6,166)
Total Cost of Revenue	(2,068,074)	(2,174,893)	(298,094)	(5,967,758)	(5,947,483)	(815,170)
Gross (Loss)/Profit	(38,950)	51,763	7,095	(205,081)	132,110	18,107
Selling Expenses	(62,241)	(68,054)	(9,328)	(183,297)	(184,541)	(25,293)
General and Administrative Expenses	(212,921)	(168,286)	(23,066)	(680,607)	(528,375)	(72,420)
Research and Development Expenses	(39,632)	(27,843)	(3,816)	(114,934)	(86,468)	(11,851)
Other operating (expense)/income, net	(14,185)	973	133	105,430	83	11
Loss from Operations	(367,929)	(211,447)	(28,982)	(1,078,489)	(667,191)	(91,446)
Interest Income	19,981	18,283	2,506	61,153	65,962	9,041
Interest Expense	(20,569)	(15,800)	(2,166)	(72,729)	(50,419)	(6,911)
Foreign Exchange (loss)/gain	(98,628)	6,177	847	(201,048)	(25,760)	(3,531)
Other Income	2,657	131	18	23,765	10,598	1,453
Other Expense	(464)	(103)	(14)	19,578	(3,819)	(524)
Gain on changes in the fair value of derivative assets/liabilities	86,108	10,279	1,409	149,196	46,436	6,365
Loss before Income Tax and Share of Net Loss of Equity Investees	(378,844)	(192,480)	(26,382)	(1,098,574)	(624,193)	(85,553)
Income Tax Expense	(93)	(568)	(77)	(405)	(892)	(122)
Loss before Share of Net loss of Equity Investees	(378,937)	(193,048)	(26,459)	(1,098,979)	(625,085)	(85,675)
Net Loss from continuing operations	(378,937)	(193,048)	(26,459)	(1,098,979)	(625,085)	(85,675)
Net (Loss)/income from discontinued operations	(8,904)	-	-	(6,677)	15,222	2,086
Net Loss	(387,841)	(193,048)	(26,459)	(1,105,656)	(609,863)	(83,589)
Net Loss from continuing operations attributable to non-controlling interests	(9,976)	(14,942)	(2,048)	(26,925)	(42,171)	(5,780)
Net Loss attributable to BEST Inc.	(377,865)	(178,106)	(24,411)	(1,078,731)	(567,692)	(77,809)

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Summary of Unaudited Condensed Consolidated Balance Sheets

(In Thousands)

	As of December 31,2022	As of September 30, 2023
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	533,481	482,817	66,175
Restricted Cash	399,337	227,113	31,128
Accounts and Notes Receivables	691,324	869,922	119,233
Inventories	16,480	10,213	1,400
Prepayments and Other Current Assets	777,842	687,850	94,278
Short-term Investments	725,043	36,377	4,986
Amounts Due from Related Parties	76,368	41,732	5,720
Lease Rental Receivables	43,067	40,326	5,527
Total Current Assets	3,262,942	2,396,350	328,447
Non-current Assets
Property and Equipment, Net	784,732	731,424	100,250
Intangible Assets, Net	75,553	88,541	12,136
Long-term Investments	156,859	156,859	21,499
Goodwill	54,135	54,135	7,420
Non-current Deposits	50,767	42,907	5,881
Other Non-current Assets	75,666	113,360	15,537
Restricted Cash	1,545,605	1,614,553	221,293
Lease Rental Receivables	40,188	3,817	523
Operating Lease Right-of-use Assets	1,743,798	1,413,430	193,727
Total non-current Assets	4,527,303	4,219,026	578,266
Total Assets	7,790,245	6,615,376	906,713
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	79,148	19,801	2,714
Convertible Senior Notes held by related parties	522,744	538,485	73,806
Convertible Senior Notes held by third parties	77	79	11
Short-term Bank Loans	183,270	442,845	60,697
Accounts and Notes Payable	1,430,004	1,597,125	218,904
Income Tax Payable	1,563	2,538	348
Customer Advances and Deposits and Deferred Revenue	277,737	279,771	38,346
Accrued Expenses and Other Liabilities	1,145,654	1,051,736	144,152
Financing Lease Liabilities	11,873	1,267	174
Operating Lease Liabilities	544,262	538,255	73,774
Amounts Due to Related Parties	1,315	1,436	196
Total Current Liabilities	4,197,647	4,473,338	613,122

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Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	522,744	-	-
Long-term borrowings	381	-	-
Operating Lease Liabilities	1,292,057	1,138	156
Financing Lease Liabilities	26,024	21,368	2,929
Other Non-current Liabilities	18,752	956,243	131,064
Long-term Bank Loans	928,894	963,976	132,124
Total Non-current Liabilities	2,788,852	1,942,725	266,273
Total Liabilities	6,986,499	6,416,063	879,395
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865	26,297
Total mezzanine equity	191,865	191,865	26,297
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,562
Treasury Shares	-	(23,853)	(3,269)
Additional Paid-In Capital	19,481,417	19,518,882	2,675,285
Accumulated Deficit	(18,934,860)	(19,502,552)	(2,673,047)
Accumulated Other Comprehensive Income	124,464	115,794	15,871
BEST Inc. Shareholders’ Equity	697,009	134,259	18,402
Non-controlling Interests	(85,128)	(126,811)	(17,381)
Total Shareholders’ Equity	611,881	7,448	1,021
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	7,790,245	6,615,376	906,713

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Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in continuing operating activities	(250,375)	(234,429)	(32,131)	(809,772)	(555,609)	(76,153)
Net cash used in discontinued operating activities	(7,917)	-	-	(66,174)	-	-
Net cash used in operating activities	(258,292)	(234,429)	(32,131)	(875,946)	(555,609)	(76,153)
Net cash generated from/(used in) from continuing investing activities	891,756	65,212	8,938	(88,780)	701,698	96,176
Net cash generated from/(used in) investing activities	891,756	65,212	8,938	(88,780)	701,698	96,176
Net cash used in from continuing financing activities	(982,052)	(602,297)	(82,552)	(1,948,848)	(375,362)	(51,448)
Net cash used in from financing activities	(982,052)	(602,297)	(82,552)	(1,948,848)	(375,362)	(51,448)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	44,482	27,416	3,758	92,586	75,333	10,325
Net decrease in Cash and Cash Equivalents, and Restricted Cash	(304,106)	(744,098)	(101,987)	(2,820,988)	(153,940)	(21,099)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,799,266	3,068,581	420,584	5,316,148	2,478,423	339,696
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,495,160	2,324,483	318,597	2,495,160	2,324,483	318,597
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	2,495,160	2,324,483	318,597	2,495,160	2,324,483	318,597

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RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 3 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(10)	Total
Net Loss	(37,702)	(477)	(114,597)	(16,993)	(23,279)	(193,048)
Add
Depreciation & Amortization	19,330	8,558	11,278	283	4,287	43,736
Interest Expense	-	-	-	-	15,800	15,800
Income Tax Expense	2	1	-	565	-	568
Subtract
Interest Income	-	-	-	-	(18,283)	(18,283)
EBITDA	(18,370)	8,082	(103,319)	(16,145)	(21,475)	(151,227)
Add
Share-based Compensation Expenses	1,680	865	510	9	9,089	12,153
Adjusted EBITDA	(16,690)	8,947	(102,809)	(16,136)	(12,386)	(139,074)
Adjusted EBITDA Margin	(1.1)%	1.9%	(37.4)%	(58.3)%	-	(6.2)%

	Three Months Ended September 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(138,749)	(9,664)	(110,426)	(48,601)	(71,497)	(378,937)
Add
Depreciation & Amortization	19,417	8,397	6,531	1,976	6,025	42,346
Interest Expense	-	-	-	-	20,569	20,569
Income Tax Expense	-	(22)	-	115	-	93
Subtract
Interest Income	-	-	-	-	(19,981)	(19,981)
EBITDA	(119,332)	(1,289)	(103,895)	(46,510)	（64,884）	(335,910)
Add
Share-based Compensation Expenses	2,511	1,314	1,354	23	10,694	15,896
Adjusted EBITDA	(116,821)	25	(102,541)	(46,487)	(54,190)	(320,014)
Adjusted EBITDA Margin	(8.8)%	0.0%	(48.5)%	(152.8)%	-	(15.8)%

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

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For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 4 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended September 30, 2023
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(37,702)	(477)	(114,597)	(16,993)	(23,279)	(193,048)
Add
Share-based Compensation Expenses	1,680	865	510	9	9,089	12,153
Non-GAAP Net (Loss)/Income	(36,022)	388	(114,087)	(16,984)	(14,190)	(180,895)
Non-GAAP Net (Loss)/Income Margin	(2.5)%	0.1%	(41.5)%	(61.4)%	-	(8.1)%

	Three Months Ended September 30, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated	Total
Net Loss	(138,749)	(9,664)	(110,426)	(48,601)	(71,497)	(378,937)
Add
Share-based Compensation Expenses	2,511	1,314	1,354	23	10,694	15,896
Non-GAAP Net Loss	(136,238)	(8,350)	(109,072)	(48,578)	(60,803)	(363,041)
Non-GAAP Net Loss Margin	(10.3)%	(1.8)%	(51.6)%	(159.7)%	-	(17.9)%

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For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 5 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023		2023
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(178,106)	(24,411)	(582,914)	(79,895)
Add
Share-based Compensation Expenses	12,153	1,666	37,419	5,129
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(165,953)	(22,746)	(545,495)	(74,766)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	376,632,651	376,632,651	385,954,907	385,954,907
Diluted (Non-GAAP)	376,632,651	376,632,651	385,954,907	385,954,907
Diluted loss per ordinary share	(0.47)	(0.06)	(1.51)	(0.21)
Add
Non-GAAP adjustment to net loss per ordinary share	0.03	0.00	0.10	0.02
Non-GAAP diluted loss per ordinary share	(0.44)	(0.06)	(1.41)	(0.19)

Diluted loss per ADS	(9.46)	(1.30)	(30.21)	(4.14)
Add
Non-GAAP adjustment to net loss per ADS	0.65	0.09	1.94	0.27
Non-GAAP diluted loss per ADS	(8.81)	(1.21)	(28.27)	(3.87)

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